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                        APPLIED VOICE RECOGNITION, INC.
                                 (LETTERHEAD)


                               December 6, 2000



VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Applied Voice Recognition, Inc.
          Withdrawal of Registration Statement on Form SB-2 (File No. 333-48948)

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Applied Voice Recognition, Inc., a Delaware corporation (the "Company"), hereby requests the withdrawal of its Registration Statement on Form SB-2 (file no. 333-48948) filed with the Securities and Exchange Commission on October 30, 2000.

     This Registration Statement relates to the resale by some of our stockholders of the Company's common stock. The selling stockholders have agreed to delaying the effectiveness of the registration to resale shares, while our limited staff and management utilize their resources in completion of pending operational and year-end matters. These matters include:

 . enhancing the recently released first version of the Company's Internet-based patient record storage system, and preparing to release the second version of this system in the first quarter of 2001;

 .  implementing a new accounting system for fixed assets;

 .  responding to preliminary audit procedures from outside auditors; and

 . preparing for the annual meeting of stockholders to be held December 11, 2000.

  Currently, we plan to refile the Registration Statement sometime after the first of the year. Please call me at (713) 621-3131, or Kathy Tedore with Porter & Hedges, L.L.P. at (713) 226-0659 if you have any questions or require additional information.

                                        Very truly yours,

                                        Applied Voice Recognition, Inc.



                                        By: /s/ JAMES G. SPRINGFIELD
                                           -------------------------------
                                           James G. Springfield
                                           President, CEO and
                                           Vice Chairman of the Board


cc:  Grace Lee, SEC (via facsimile (202) 942-9635)
     Kathy Tedore, Porter & Hedges, L.L.P.